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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to
Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tibco Software Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

88632Q103

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 88632Q103

1.	Name of Reporting Person: Cisco Systems, Inc.		I.R.S. Identification Nos. of above persons (entities only): 77-0059951

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 13,095,000(1)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 13,095,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,095,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.23%

12.	Type of Reporting Person: CO

(1) Shared only by virtue of the fact that Cisco Systems Investments Ltd. (“CSIL”), the record holder of the shares, is a wholly owned subsidiary of Cisco Systems, Inc. (“Cisco”). Cisco disclaims beneficial ownership of the shares under Rule 13d-4.

Page 2 of 7 Pages

13G/A
CUSIP No. 88632Q103

1.	Name of Reporting Person: Cisco Systems Investments Ltd.		I.R.S. Identification Nos. of above persons (entities only): 77-0527915

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 13,095,000(2)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 13,095,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,095,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.23%

12.	Type of Reporting Person: CO

    (2) Shared only by virtue of the fact that CSIL is a wholly owned subsidiary of Cisco.

Page 3 of 7 Pages

13G/A

Item 1.
	(a)	Name of Issuer:
Tibco Software Inc.
	(b)	Address of Issuer's Principal Executive Offices:
3165 Porter Drive Palo Alto, California 94304

Item 2.
	(a)	Name of Person Filing:
(i) Cisco Systems, Inc. (ii) Cisco Systems Investments, Ltd.
	(b)	Address of Principal Business Office or, if none, Residence:
(i) 170 West Tasman Drive San Jose, California 95134 (ii) 6005 Plumas St., Suite 101 Reno, Nevada 89509
	(c)	Citizenship:
(i) State of California (ii) State of Nevada
	(d)	Title of Class of Securities:
Common stock, $0.001 par value per share
	(e)	CUSIP Number:
88632Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 7 Pages

13G/A

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the Person filing this Statement is provided as of December 31, 2002
(a) Amount beneficially owned:
13,095,000. Cisco has contributed to CSIL all 13,095,000 shares of the Common Stock of Tibco Software Inc. previously beneficially owned by Cisco. Cisco owns 100% of the issued and outstanding capital stock of CSIL.
(b) Percent of class:
6.23%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
13,095,000*
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
13,095,000*

* Shared only by virtue of the fact that CSIL, the record holder of the shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares under Rule 13d-4.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Page 5 of 7 Pages

13G/A

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

CISCO SYSTEMS, INC.

By:	/s/ Larry R. Carter
Name:	Larry R. Carter
Title:	Senior Vice President, Finance and Administration, Chief Financial Officer, Secretary and Director

CISCO SYSTEMS INVESTMENTS LTD.

By:	/s/ Roger Biscay
Name:	Roger Biscay
Title:	Director

Page 6 of 7 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 13, 2003.

Company Name(s):

CISCO SYSTEMS, INC.

By:	/s/ Larry R. Carter
Name:	Larry R. Carter
Title:	Senior Vice President, Finance and Administration, Chief Financial Officer, Secretary and Director

CISCO SYSTEMS INVESTMENTS, LTD.

By:	/s/ Roger Biscay
Name:	Roger Biscay
Title:	Director

Page 7 of 7 Pages